

ASHLEY BLACK

Brandy Hipp <brandy@ashleyblackguru.com>

(no subject)

Brandy Hipp <brandy@ashleyblackguru.com> Mon, Mar 18, 2024 at 5:03 PM
Draft

Subject: Exciting News! Ashley Black, Inc Announces New Priced Round Opportunity

Dear Investor Family,

We are thrilled to announce that Ashley Black, Inc, a leading e-commerce platform for health and beauty products, is launching a new priced financing round*. This investment comes on the heels of our previous successful raise, where we secured over $3 million from our incredible community, advisors, and professional investors.

🎞️ You can watch the Series A+ Video or read on to learn more.
Pro Tip: *If you are familiar with Ashley's story and the company's founding, skip ahead to Minute 5:01 for our updates on the science, the business growth, and the new raise.*

Building on Our Success:

Your early support helped us achieve significant milestones. Here's what we accomplished with the previous $3M raised on WeFunder:

- **Revenue Expansion**: More than tripled the investment to generate an additional $10 million in revenue in 2022. Revenue has increased 54% in the 2 years since the last raise (compared to the previous 2 years).
- **Channel Growth**: Launched two successful lines of business BTB - the "FAA" Fascia Advancement Academy channel, training over 200 professionals and the "SPA" Service Partner Associates channel. We established strong SPA partnerships with leading brands like The Four Seasons LA and Fontainbleau Miami.
- **Product Innovation**: Brought 26 new, innovative products to market, further solidifying our position as the fascia vertical leaders in the health, wellness and beauty space.
- **Global Expansion**: Entered three new international markets: the UK, EU, and AU.
- **Technology Development**: Built the Beta version of our groundbreaking Fascia App.

The Road Ahead: A Strategic Investment Step

We're not stopping here. This new financing round, a Series A+ priced round that unlocks several key benefits:

- **Community Ownership**: This raise allows us to offer our community the chance to officially become owners of Ashley Black, Inc. We prioritize your involvement as "angel investors" and want you to participate in the entire journey to acquisition or IPO, not just be paid off as ordinary creditors by an equity firm with deep pockets.
- **Setting Our Own Terms**: By raising a smaller round on our own terms, we maintain control over our company's direction and valuation. We base our decisions on real metrics and long-term goals, not short-term market fluctuations.
- **Alignment with Mission**: We seek capital partners who share our values and mission. Our focus goes beyond chasing immediate topline revenue; we prioritize building sustainable value through strong customer channels that are further educated and engaged via the Fascia App, valuable professional education at our academy, and a controlled supply chain. We are creating a profitable, legacy company with strong EBITDA and we want to select partners who truly see the value of that combination.
- **Strategic Flexibility**: As interest rates stabilize and the capital markets reopen, this raise positions us for a well-timed next move, maximizing the benefit for our mission, community, and all our stakeholders.
- **Pathway to Series B**: While this round is a strategically priced A+, it paves the way for a larger B Series funded by a debt/equity partner aligned with our vision.

Uses of Funds:

This new financing round will be used to strategically invest in several key areas designed to accelerate our growth and profitability:

- **B2B and Education Market Expansion:** A portion of the proceeds will be allocated to expand our marketing and sales efforts within the SPA and FAA channels. Offering classes in new locations, expanding the sales and training staff and increasing exposure at the industry events will promote profitable growth in this important channel.
- **New Marketing Channels:** We plan to utilize a portion of the funding to explore and implement innovative marketing channels on new platforms and new distribution channels. This includes initiatives targeted towards attracting a broader customer base, with a specific focus on increasing brand

awareness and product adoption among male consumers. This will allow us to reach new audiences and further promote the benefits of our fascia care products and educational resources.

- **Supply Chain Vertical Integration and Inventory Optimization:** The funds will be partially used to optimize our supply chain and inventory management processes, as well as expanding our access to nearshore and onshore manufacturing. This will improve efficiency, reduce reliance on high-interest financing options, and ultimately lead to a lower cost of goods.
- **Fascia App Development:** We are committed to ongoing development of the Fascia App. A portion of the proceeds will be directed towards enhancing app functionality and user experience.
- **FDA Claims Expansion:** The funding will also be used to implement a regulatory roadmap for obtaining expanded product classification and approvals for the products in therapeutic categories.

What This Means for You:

We are deeply grateful for your early support and belief in Ashley Black, Inc. This new financing round is a testament to the tremendous potential we see in the future of our business. We are confident that the strategic use of these funds will further propel our growth and create significant value for all stakeholders, including our valued community of early investors.

Next Steps:

To Invest in the priced round - *Per SEC rules, we cannot share the exact details of the round. Visit The Ashley Black WeFunder Page to learn more details. Early Bird Investors get a big discount! Make your reservation now before we announce it to the public.

We will also be hosting a virtual investor call to discuss the new financing round, the stock you will receive as part of the conversion, and answer any questions you may have. Space for live attendance is limited but we will answer all the questions submitted and post the recording for those who can't attend live. Go here to sign up or ask a question: Investor Webinar

We are incredibly excited about this next chapter for Ashley Black, Inc and appreciate your continued partnership.

Sincerely,

The Ashley Black, Inc Team

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other

consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Brandy Hipp

CHIEF FINANCIAL OFFICER

Ashley Black Inc.

Phone/WhatsApp: +1-210-621-4267

Website: ashleyblackguru.com